

June 26, 2012

Via E-mail
Ms. Peggy Garvin
President
Greene Power Inc.
2702 Oxborough Drive
Matthews, NC 28105

**Re: Greene Power Inc.
            Registration Statement on Form 10-12G
            Filed August 13, 2009
            File No. 000-53760**

Dear Ms. Garvin:

        We issued comments to you on the above captioned filing on September 10, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 11, 2012.

        If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

        Please contact Jennifer Riegel at (202) 551-3575 or the undersigned at (202) 551-3715 if you have any questions.

                                                Sincerely,

                                                /s/ Jeffrey Riedler

                                                Jeffrey Riedler
                                                Assistant Director

cc: Jillian Sidoti, Esq
         34721 Myrtle Court
         Winchester, CA 92596